FORM OF EXCHANGE NOTICE


September   , 1997

To the Holders of the 12 3/4% Mandatorily Exchangeable Senior Redeemable Preferred Stock of PanAmSat International Systems, Inc. (formerly PanAmSat Corporation)

         On August 14, 1997 PanAmSat International Systems, Inc., a Delaware corporation (the "Company" or "PanAmSat") and the successor corporation to PanAmSat Corporation, filed with the Securities and Exchange Commission its Form 10-Q for the quarter ended June 30, 1997. As a result, the Company is obligated to consummate the exchange (the "Exchange") of all of its outstanding shares of 12 3/4% Mandatorily Exchangeable Senior Redeemable Preferred Stock ("Senior Redeemable Preferred Stock") into Exchange Debentures (the "Exchange Debentures") having the terms and conditions specified in the Indenture attached as an Exhibit to the Certificate of Designation relating to the Senior Redeemable Preferred Stock (the "Certificate of Designation"). Subject to the satisfaction of certain conditions precedent contained in the Certificate of Designation, the Exchange will be consummated on September 30, 1997 (the "Mandatory Exchange Date"). Accordingly, each holder of Senior Redeemable Preferred Stock should surrender to the Company, on or before 5:00 p.m., New York City time, on the Mandatory Exchange Date, at the offices of
               , certificates representing its shares of Senior Redeemable Preferred Stock. Unless the Company shall default in the delivery of the Exchange Debentures, dividends on shares of Senior Redeemable Preferred Stock shall cease to accrue on the Mandatory Exchange Date whether or not certificates for shares of Senior Redeemable Preferred Stock are surrendered for exchange on or before the Mandatory Exchange Date. Interest on the Exchange Debentures shall accrue from the Mandatory Exchange Date whether or not certificates for shares of Senior Redeemable Preferred Stock are surrendered for exchange on the Mandatory Exchange Date.

         Upon consummation of the Exchange, each holder of Senior Redeemable Preferred Stock will receive an aggregate principal amount of Exchange Debentures equal to the aggregate liquidation preference, plus accumulated and unpaid dividends (including a prorated dividend for the period from the immediately preceding dividend payment date to the Mandatory Exchange Date) with respect to the Senior Redeemable Preferred Stock exchanged by such holder pursuant to the Exchange; provided that the Company may pay cash in lieu of issuing an Exchange Debenture in a principal amount of less than $1,000.

         Any questions or requests for assistance may be directed to Boston Equiserve, the Transfer Agent for the Senior Redeemable Preferred Stock at (617) 575-3377 or (800)-736-3001. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange.




                                          PANAMSAT INTERNATIONAL SYSTEMS, INC.
                                               (formerly PANAMSAT CORPORATION)